

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 19, 2010

By U.S. mail and facsimile to (212) 859-7354

Ms. Beihong Linda Zhang, Executive Vice President and Chief Financial Officer
Fushi Copperweld, Inc.
1 Shuang Qiang Road
Jinzhou, Dalian
People's Republic of China 116100

      RE: **Fushi Copperweld, Inc.**
              Form 10-K for the year ended December 31, 2008
              File No. 1-33669

Dear Ms. Zhang:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Terence O'Brien
           Branch Chief